United States securities and exchange commission logo





                           May 27, 2021

       Andrea Petersen
       Chief Executive Officer
       School of Whales Commercial Real Estate Equity Fund, LLC
       3634 NW 2nd Ave
       Miami, FL 33127

                                                        Re: School of Whales
Commercial Real Estate Equity Fund, LLC
                                                            Amendment No. 11 to
Offering Statement on Form 1-A
                                                            Filed May 13, 2021
                                                            File No. 024-10995

       Dear Ms. Petersen:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Form 1-A/A filed May 13, 2021

       Consent of Independent Registered Public Accounting Firm

   1. Please provide an updated auditor's consent in your next amendment. Refer to the
                                                        General Instructions
for Form 1-A, Section 11 to Item 17 of Part III - Exhibits.
 Andrea Petersen
School of Whales Commercial Real Estate Equity Fund, LLC
May 27, 2021
Page 2

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameAndrea Petersen
                                                    Division of Corporation
Finance
Comapany NameSchool of Whales Commercial Real Estate Equity Fund, LLC
                                                    Office of Real Estate &
Construction
May 27, 2021 Page 2
cc:       James Dodrill, Esq.
FirstName LastName